SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	6
	today with the Philippine Stock Exchange and with the Philippine Securities and Exchange Commission regarding a press release entitled “PLDT agrees to sell BPO Business to CVC”

Exhibit 1

February 5, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT agrees to sell BPO Business to CVC”.

Very truly yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
Vice President, Head – Investor Relations

Exhibit 1

February 5, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director – Corporation Finance Department

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT agrees to sell BPO Business to CVC”.

Respectfully yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
Vice President, Head – Investor Relations

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,169 As of December 31, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. February 5, 2013

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT agrees to sell BPO Business to CVC”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY s/Melissa V. Vergel De Dios

MELISSA V. VERGEL DE DIOS Vice President, Head – Investor Relations

Date: February 5, 2013

pressrelease

PLDT agrees to sell BPO Business to CVC

MANILA, Philippines, 5th February 2013 — Philippine Long Distance Telephone Company (“PLDT”) announced today that it had entered into an agreement to sell the Business Process Outsourcing (“BPO”) businesses owned by its wholly-owned subsidiary – SPi Global Holdings, Inc. (“SPi”) – to Asia Outsourcing Gamma Limited, a company controlled by CVC Capital Partners (“CVC”). The sale of the BPO business is expected to be completed by March 2013, after satisfaction of agreed closing conditions. UBS acted as exclusive financial adviser to PLDT.

SPi is one of the world’s largest and most diversified BPO service providers in terms of clients, geographic presence, and capabilities. SPi provides domain expertise in the Customer Interaction, Healthcare, and Publishing markets. SPi also provides services across a wide range of industries, including banking and financial services, government, information technology, media, non-profit organizations, retail, and travel. Through its key competencies, SPi supports the vibrant BPO industry worldwide.

PLDT will reinvest some of the proceeds from the sale into Asia Outsourcing Gamma Limited and continue to participate in the growth of the business as a partner of CVC with an approximate 20% stake.

Chairman of PLDT Manuel Pangilinan commented:

“We continually review our strategy and our portfolio. The transaction announced today represents an opportunity for us to realize attractive returns for the benefit of the PLDT group and its stakeholders. At the same time, we are very happy to be a 20% partner with CVC in the business going forward as we remain very confident in the long-term prospects of SPi.”

Brian Hong, CVC Senior Managing Director, said:

“We are happy to be able to partner with PLDT in this transaction and excited to support SPi as it continues to deliver best-in-class BPO services and expanding capabilities to its customers. We see many significant opportunities within the attractive BPO segments that SPi serves and look forward to working with the exceptional team at SPi in continuing to grow the company.”

Maulik Parekh, SPi Global President and CEO, remarked:

“We welcome CVC and look forward to working with them as we begin the next phase of growth for SPi. Similarly we are very pleased to be continuing our relationship with PLDT who will remain a shareholder in SPi. We have an excellent team at SPi and a strong business model which I am confident will allow us to capitalize on the significant market opportunities available to us for the benefit of our customers, employees and stakeholders alike.”

XXX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213	Tel No: 816-8024	Tel No: 511-3101

About PLDT
PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups –fixed line, wireless, and Business Process Outsourcing or BPO – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, please visit www.pldt.com.ph.

About CVC
CVC is one of the world’s leading private equity and investment advisory firms. Founded in 1981, CVC today has a network of 21 offices and some 280 employees throughout Europe, Asia and the US.

Currently, CVC manages funds on behalf of over 300 investors from North America, Europe, Asia and the Middle East, who entrust their capital to CVC for periods of 10 years or more. To date, CVC has secured commitments of over US$50 billion in funds from a diverse and loyal investor base, completing over 300 investments in a wide range of industries and countries across the globe, with an aggregate transaction value of around US$167 billion.

For further information, please visit www.cvc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 5, 2013